IMPAKT, INC.
Financial Statements
Years Ended December 31, 2021 and 2020

With Independent Accountant's Review Report

Table of Contents

Independent Accountant's Review Report

To the Management and Intended Users of
IMPAKT, Inc.

I have reviewed the accompanying financial statements of IMPAKT, Inc. (the Company) which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of income and retained earnings, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Gabriel Otto

Gabriel Otto, CPA, CMA
Chicago, Illinois
December 31, 2022

IMPAKT, INC.
Balance Sheet
As of the years ended December 31, 2021 and 2020

	2021	2020
Assets		
Current Assets		
Cash and cash equivalents	$38,040	$121,776
Total current assets	38,040	121,776
Noncurrent Assets		
Property and equipment, net	4,935	1,600
Total noncurrent assets	4,935	1,600
Total assets	$42,975	$123,376
Liabilities and Equity		
Equity		
Owner's investment	237,406	100,037
PreSeed SAFE investment	282,000	80,000
Retained earnings (deficit)	(476,431)	(56,661)
Total equity	42,975	123,376
Total liabilities and equity	$42,975	$123,376

IMPAKT, INC.
Statement of Operations
For the years ended December 31, 2021 and 2020

	2021	2020
Net Revenues	$-	$-
Cost of Goods Sold	-	-
Gross profit	-	-
Operating Expenses		
Contractor expenses	147,306	41,979
Rippling services	594	1,188
Finance services	38,586	383
Internet hosting services	-	10
Marketing research	15,624	12,293
Payroll taxes	7,864	-
Salaries and wages	191,884	-
Professional fees	8,000	102
Software services	2,089	198
Office supplies	208	-
Rent expenses	604	-
Dues & subscriptions	1,231	-
Advertising and promotion	-	30
Travel expenses	-	78
Stripe fees	30	-
Taxes, licenses, and permits	4,386	-
Training and education expenses	30	-
Depreciation expenses	1,334	400
Total operating expenses	419,770	56,661
Net income (loss)	($419,770)	($56,661)

IMPAKT, INC.
Statement of Owner's Equity
As of the years ended December 31, 2021 and 2020

	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Beginning Balance, December 31, 2020	$180,037	($56,661)	$123,376
Owner's investment	137,369		137,369
PreSeed SAFE investment	202,000		202,000
Net income (loss)		(419,770)	(419,770)
Ending Balance, December 31, 2021	$519,406	($476,431)	$42,975

IMPAKT, INC.
Statement of Cash Flows
As of the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows From Operating Activities		
Net income (loss)	($419,770)	($56,661)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	1,334	400
Net cash flows from operating activities	(418,436)	(56,261)
Cash Flows From Investing Activities		
Purchase of property and equipment	(4,669)	(2,000)
Net cash flows from investing activities	(4,669)	(2,000)
Cash Flows From Financing Activities		
Proceeds from owner's investment	137,369	100,037
Proceeds from PreSeed SAFE investment	202,000	80,000
Net cash flows from financing activities	339,369	180,037
Net change in cash and cash equivalents	(83,736)	121,776
Cash and Cash Equivalents, Beginning	121,776	-
Cash and Cash Equivalents, Ending	$38,040	$121,776

See independent accountant's review report and accompanying notes to the financial statements.

5

IMPAKT, INC.
Notes to the Financial Statements
Years Ended December 31, 2021 and 2020

1. Organization and Purpose

IMPAKT Inc. (the Company) is a corporation organized under the laws of the State of Delaware. The Company makes applications and internet platforms for fitness using motion control detection technology.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follow:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (US GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time expenses are incurred.

b) Fiscal Year

The Company operates on a December 31st year-end.

c) Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Risks and Uncertainties

The Company has a limited operating history and is currently in the start-up phase. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, or changes in consumer taste. These could potentially affect the Company's financial condition and the results of its operations.

e) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. There were no cash equivalents as of December 31, 2021 and December 31, 2020.

f) Property and Equipment

Property and equipment are stated at cost less depreciation. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. The Company reviews the carrying amount of property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. As of the years ending December 31, 2021 and December 31, 2020, the Company's property and equipment only consist of computer and software which is depreciated over its useful life of 5 years.

g) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

h) Income Taxes

The Company applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

The tax effects from an uncertain tax position can be recognized in the financial statements if the position is more likely than not to be sustained on audit based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the years ended December 31, 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company reserved the recognition of an allowance account in the financial statements. Under current law through CARES Act, net operating losses incurred in the years 2018 through 2020 can be carried back for five years and carried forward indefinitely and not subject to the 80% taxable income limitation while net operating losses incurred in 2021 onwards should be carried forward indefinitely subject to 80% taxable income limitation.

i) PreSeed SAFE Investment

Simple agreement for future equity (SAFE) note is an agreement that allows investors to purchase equity in a startup at a negotiated price. These notes are accounted for as equity investments. SAFE notes are reported as a separate line item in the balance sheet until the Company is either sold or raises another round of capital such as issuing common or preferred shares.

j) Future Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. During 2018, the FASB also issued ASU No. 2018-01, *Land Easement Practical Expedient*, which permits an entity to elect an optional transition practical expedient to not evauate land easements that existed or expired before the entity's adoption of Topic 842 and that were not previously accounted for under ASC 840; *ASU 2018-10, Codification Improvements to Topic 842, Leases*, which addresses narrow aspectes of the guidance originally issued in ASU No. 2016-02; ASU 2018-11, *Targeted Improvements*, which provides entities with an additional (and optional) transition method where by an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components as a single component; and ASU No. 2018-20, *Narrow Scope Improvements for Lessors*, which addresses sales and other similar taxes collected from lessees, certain lessor costs and the recognition of variable payments for contracts with lease and nonlease components. During 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842); *Codification Improvements*, which deferred the effective date for certain entities and, during 2020, issued ASU No. 2020-05, *Effective Dates for Certain Entities*, which deferred the effective date of ASU No. 2016-02 for those entites that had not yet issued their financial statements at the time of ASU No. 2020-05's issuance. Topic 842 (as amended) is effective for annual periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022.

Early adoption is permitted. The Company is currently assessing the effect that Topic 842 (as amended) will have on its results of operations, financial position and cash flows.

k) Subsequent Events

The Company has evaluated subsequent events occurring through December 31, 2022, the date on which the financial statements were available to be issued, for events requiring recognition or disclosure in the financial statements.

During 2022, additional investments were made by the owner for a total of $304,000 and from other sources totaling to $173,047.

3. Liquidity and Management Plan

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company had losses for the years ended December 31, 2021 and 2020. The Company also had an accumulated deficit as of December 31, 2021 and 2020. The Company receives PreSeed SAFE investments from investors of the Company and believes it can operate for at least twelve months from December 31, 2022.

4. Property and Equipment

The major categories of property and equipment are summarized as follows as of December 31:

	2021	2020
Computer and software	$6,669	$2,000
Total property and equipment	6,669	2,000
Less: accumulated depreciation	(1,734)	(400)
Property and equipment, net	$4,935	$1,600

Total depreciation expense was $1,334 and $400 for the years ended December 31, 2021 and 2020, respectively.